FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 19, 2016

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of shares of AUO SunPower Sdn. Bhd.(AUSP) on behalf of AU Optronics Singapore Pte. Ltd.(AUSG)” dated September 19, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 19,2016	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

AU Optronics Corp.

September 19, 2016

English Language Summary

Subject:     To announce the disposal of shares of AUO SunPower Sdn. Bhd.(AUSP) on behalf of AU Optronics Singapore Pte. Ltd.(AUSG)

Regulation:     Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:     2016/09/19

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common shares of AUSP.

2.	Date of occurrence of the event:

2016/09/19

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 1,128,575 thousand shares

Unit price: USD0.15 per share

Total monetary amount: USD170,100 thousand

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

SunPower Technology, Ltd. (SPTL)

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

N.A.

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

N.A.

7.	Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):

N.A.

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

After AUSG’s sale of its shares in AUSP, AUO will recognize relevant investment loss of approximately US$ 7 million on its consolidated statement in the third quarter according to the relevant accounting principles. The loss is a non-cash charge. The transaction will result in positive cash flow to AUO.

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Purchase price will be paid in installments, and will be guaranteed by SPTL’s parent company SunPower Corp. Both parties have also reached amicable agreements regarding issues related to their joint venture, including the termination of the joint venture and other relevant agreements.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Resolved by the Board of Directors of AUO

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Current cumulative volume (including the current trade): 0

Current cumulative amount (including the current trade): 0

Shareholding percentage of holdings (including the current trade): 0

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

AUSG's current ratio of long or short term securities investment (including the current trade) to the total assets of AUO: 0.07%

AUSG's current ratio of long or short term securities investment (including the current trade) to the shareholder's equity of AUO: 0.16%

AUO's operating capital: NT$-25,031 million

13.	Broker and broker's fee:

N.A.

14.	Concrete purpose or use of the acquisition or disposal:

To dispose long-term equity investment

15.	Net worth per share of the underlying securities acquired or disposed of:

NT$5.87

16.	Do the directors have any objection to the present transaction?

None.

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?

None.

18.	Any other matters that need to be specified:

1.	AUO and SunPower Systems Sarl have also entered into a supply agreement under which SunPower Systems Sarl will provide high-efficiency back-contact solar modules to AUO according to the terms and conditions thereunder.

2.	Contingent on various conditions, the transaction is expected to close by the end of the month.